E-Home Household Service Holdings Limited

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

March 26, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Charles Eastman

Re:	E-Home Household Service Holdings Limited Registration Statement on Form F-1, as amended File No. 333-233468

Dear Mr. Eastman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of E-Home Household Service Holdings Limited (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on Monday, March 30, 2020, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel of the Company, at (202) 618-1519 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC